ALBEMARLE CORPORATION 4250 Congress Street, Suite 900 Charlotte, North Carolina 28209 (980) 299-5700	ALBEMARLE WODGINA PTY LTD (ACN 630 509 303) Level 3, 25 National Circuit Forrest, ACT 2603, Australia +61 2 6225 3000

Karen G. Narwold

Executive Vice President, Chief Administrative Officer,

Corporate Secretary and General Counsel

Albemarle Corporation

June 23, 2020

VIA EDGAR

Mr. Jason L. Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Albemarle Corporation
Albemarle Wodgina Pty Ltd
Registration Statement on Form S-4 (File No. 333-239081)

Dear Mr. Drory

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Albemarle Corporation and Albemarle Wodgina Pty Ltd (collectively, the “issuers”) respectfully request that the effective date of the issuers’ Registration Statement on Form S-4 (File No. 333-239081) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 1:00 p.m. Eastern Standard Time on June 25, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Lisa Jacobs of Shearman & Sterling LLP at (212) 848-7678.

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Very truly yours,

ALBEMARLE CORPORATION
ALBEMARLE WODGINA PTY LTD

By:	/s/ Karen G. Narwold
Name: Karen G. Narwold
Title: Executive Vice President, Chief Administrative Officer, Corporate Secretary and General Counsel

[Signature Page to Acceleration Request]